UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Evolent Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

30050B101

(CUSIP Number)

February 28, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 30050B101	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). UPMC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not Applicable. (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,190,702 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,190,702 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,190,702 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.97% (2)
12	TYPE OF REPORTING PERSON* CO

(1)

The board of directors of UPMC has voting and dispositive power over the shares of Class A Common Stock held by UPMC. The members of such board of directors disclaim beneficial ownership with respect to such shares.

(2)

Based on 111,052,414 shares of Class A Common Stock outstanding as of February 16, 2023 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2023.

Item 1.

(a)	Name of Issuer

Evolent Health, Inc.

(b)	Address of Issuer’s Principal Executive Offices

800 N. Glebe Road, Suite 500

Arlington, VA 22203

Item 2.

(a)	Name of Person Filing

UMPC

(b)	Address of Principal Business Office or, if none, Residence

Bakery Square

6425 Penn Avenue, Suite 200

Pittsburg, PA 15206

(c)	Citizenship

Pennsylvania

(d)	Title of Class of Securities

Class A Common Stock, $0.01 par value

(e)	CUSIP Number

30050B101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned

See Item 9 on cover page.

(b)	Percent of Class

See Item 11 on cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Item 5 on cover page.

(ii)	Shared power to vote or to direct the vote

See Item 6 on cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 on cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 on cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

The Reporting Person has entered into a Stockholders Agreement, dated as of June 4, 2015 (as supplemented and amended, the “Stockholders Agreement”), with certain other holders (the “Holders”) of Class A Common Stock, Class B Common Stock and Class B Common Units of the Issuer (collectively, the “Common Equity”). Because of the relationship between the Reporting Person and the Holders as a result of the Stockholders Agreement, the Reporting Person may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the Common Equity held in the aggregate by the Holders. The Reporting Person disclaims beneficial ownership of the Common Equity held by the Holders.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 8, 2023

UPMC

By:	/s/ J.C. Stilley
Name: J.C. Stilley
Title: SVP, Treasurer/Chief Investment Officer